08031179

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WLT Brothers Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 WATERS EDGE
(No. and Street)

HILTON HEAD ISLAND	SC	29928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN SELF 770-263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 POWERS FERRY ROAD, SUITE 350	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
MAR 31 2008
Washington, DC
160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONATHAN SELF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WLT Brothers Capital, Inc., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

WILLIAM C BRAND
NOTARY PUBLIC
Gwinnett County
State of Georgia
My Commision Expires 07/11/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WLT BROTHERS CAPITAL, INC.
(Formerly Civilian Capital, Inc.)
Financial Statements
For the Year Ended
December 31, 2007
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
WLT Brothers Capital, Inc. (Formerly Civilian Capital, Inc.)

We have audited the accompanying statement of financial condition of WLT Brothers Capital, Inc. (formerly Civilian Capital, Inc.), as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WLT Brothers Capital, Inc., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 27, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

WLT BROTHERS CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

		2007
Cash and cash equivalents	$	35,335
Accounts receivable		548,234
Securities owned, not readily marketable		463,954
Total Assets	$	1,047,523

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	10,327
Income tax liability payable to Parent		10,000
Total Liabilities	$	20,327
STOCKHOLDER'S EQUITY		
Common stock, 10,000 shares authorized, 200 shares issued and outstanding		16,667
Paid-in capital		445,433
Retained earnings		565,096
Total		1,027,196
Total Liabilities and Stockholder's Equity	$	1,047,523

The accompanying notes are an integral part of these financial statements.

WLT BROTHERS CAPITAL, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

	2007
REVENUES	
Investment banking	$ 558,933
Unrealized gain – securities owned	463,954
Other	35,000
Total revenues	1,057,887
GENERAL AND ADMINISTRATIVE EXPENSES	
Charge off of investment	3,000
Other operating expenses	36,996
Total expenses	39,996
INCOME BEFORE INCOME TAXES	1,017,891
INCOME TAXES	(10,000)
NET INCOME	$ 1,007,891

The accompanying notes are an integral part of these financial statements.

WLT BROTHERS CAPITAL, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,007,891
Adjustments to reconcile net income to net cash provided by operations:	
Unrealized appreciation – securities owned	(463,954)
Increase in accounts receivable	(548,234)
Charge off of investment	3,000
Increase in accounts payable and accrued expenses	5,057
Increase in income taxes payable to Parent	10,000
NET CASH FLOWS FROM OPERATING ACTIVITIES	13,760
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions of capital	19,100
Repayment of subordinated notes	(15,154)
NET CASH FLOWS FROM FINANCING ACTIVITIES	3,946
NET INCREASE IN CASH AND CASH EQUIVALENTS	17,706
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	17,629
End of year	$ 35,335

The accompanying notes are an integral part of these financial statements.

WLT BROTHERS CAPITAL, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2007

	2007
Subordinated liabilities at beginning of year	$ 15,154
Maturities/payment	(15,154)
Subordinated liabilities at end of year	$ -

The accompanying notes are an integral part of these financial statements.

WLT BROTHERS CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Capital Stock		Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2006	1,000	$ 16,667	$ 426,333	$ (442,795)	205
Reduction in outstanding shares	(800)				
Net income				1,007,891	1,007,891
Capital contributions			19,100		19,100
Balance, December 31, 2007	200	$ 16,667	$ 445,433	$ 565,096	$1,027,196

The accompanying notes are an integral part of these financial statements.

WLT BROTHERS CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: WLT Brothers Capital, Inc. (the "Company"), an Illinois corporation, was known as Civilian Capital, Inc. until July 1, 2007. Civilian Capital, Inc. was substantially owned by Civilian Pictures, Inc. through December 31, 2007. Effective January 1, 2008, the Company is owned by WLT Brothers Holdings, Inc. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is inactive at December 31, 2007 but intends to operate as an investment banker. The Company is wholly-owned by WLT Brothers Holdings, Inc.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts at high credit quality financial institutions. Balances at times may exceed federally insured limits.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

Securities Owned: Securities owned, not readily marketable, are stated at fair market value as determined by management.

Income Taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

WLT BROTHERS CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Accounts Receivable: Accounts receivable consists of receivables coming from investment banking transactions.

The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The accounts receivable at December 31, 2007 are considered fully collectible and no allowance for doubtful accounts is considered necessary.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $25,008, which was $20,008 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .81 to 1.0.

NOTE C – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Parent or its stockholders provided office space and various administrative and operating services at no charge.

The value of the office premises and services provided are considered insignificant.

NOTE D – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2006, the Company had interest bearing subordinated notes that matured during 2007. The subordinated borrowings were available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Interest expense for the year ended December 31, 2007 was $377 and is included in other operating expenses.

NOTE E – SECURITIES OWNED, NOT READILY MARKETABLE

Securities owned not readily marketable consist of currently exercisable warrants.

The warrants were received during 2007 for investment banking services. There is no market on a securities exchange nor independent publicly quoted market for the warrants.

WLT BROTHERS CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE F – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$400,000
Deferred income taxes (benefit)	(390,000)
Income tax expense	$ 10, 000

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes.

The Company recorded a valuation allowance for the deferred tax asset at December 31, 2006, equal to the deferred tax asset because it was considered more likely than not that the net operating loss carryforward would not be realized before it expired.

During 2007 the Company utilized approximately $973,000 of net operating loss carryforward accumulated by the Company and its Parent.

SUPPLEMENTAL INFORMATION

SCHEDULE I
WLT BROTHERS CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2007

NET CAPITAL:

Total stockholder's equity	$1,027,196
Additions and deductions	
Tax liability based on accounts receivable	10,000
Less nonallowable assets:	
Accounts receivable	(548,234)
Securities owned	(463,954)
Net capital before haircuts	25,008
Less haircuts	-
Net capital	25,008
Minimum net capital required	5,000
Excess net capital	$ 20,008
Aggregate indebtedness	$ 20,327
Ratio of aggregate indebtedness to net capital	.81 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007

Net capital as reported in Part IIA of Form X-17A-5	$ 32,835
Audit adjustment:	
To record additional accounts payable	(7,827)
Net capital as computed above	$ 25,008

WLT BROTHERS CAPITAL, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
WLT Brothers Capital, Inc.

In planning and performing our audit of the financial statements of WLT Brothers Capital, Inc., for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by WLT Brothers Capital, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

March 27, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

END